7 April 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 30 March 2026 to 2 April 2026 it purchased through J.P. Morgan Securities plc a total of 2,715,174 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
30/03/2026	695,417	2471	2376	2424.9433
31/03/2026	676,500	2508	2461	2486.6620
01/04/2026	675,000	2497	2440	2474.1083
02/04/2026	668,257	2546	2476	2507.5039

Following the settlement of the above transactions, RELX PLC holds 37,879,097 ordinary shares in treasury, and has 1,790,524,237 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 33,771,225 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/5001Z_1-2026-4-7.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66